SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Neptune Technologies & Bioressources Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

64077P108

(CUSIP Number)

January 13, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64077P108	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard P. Schottenfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,829,223
	6	SHARED VOTING POWER 330,673
	7	SOLE DISPOSITIVE POWER 3,829,223
	8	SHARED DISPOSITIVE POWER 330,673
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,159,896
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%**
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT.
**	SEE ITEM 4(B).

CUSIP No. 64077P108	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Schottenfeld Group GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,336,873
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,336,873
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,873
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%**
12	TYPE OF REPORTING PERSON* OO, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT.
**	SEE ITEM 4(B).

CUSIP No. 64077P108	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Schottenfeld Group Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,336,873
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,336,873
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,873
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%**
12	TYPE OF REPORTING PERSON* PN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT.
**	SEE ITEM 4(B).

CUSIP No. 64077P108	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Koyote Capital Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,336,873
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,336,873
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,873
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%**
12	TYPE OF REPORTING PERSON* OO, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT.
**	SEE ITEM 4(B).

CUSIP No. 64077P108	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Koyote Trading LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,336,873
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,336,873
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,873
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%**
12	TYPE OF REPORTING PERSON* OO, BD

*	SEE INSTRUCTIONS BEFORE FILLING OUT.
**	SEE ITEM 4(B).

CUSIP No. 64077P108	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Winchester Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,691,623
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,691,623
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,691,623
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.5%**
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT.
**	SEE ITEM 4(B).

CUSIP No. 64077P108	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Schottenfeld Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,691,623
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,691,623
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,691,623
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.5%**
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT.
**	SEE ITEM 4(B).

Introductory Note for Schedule 13G

This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Mr. Richard P. Schottenfeld; Schottenfeld Group GP LLC (“Schottenfeld GP”); Schottenfeld Group Holdings, L.P. (“Schottenfeld Holdings”); Koyote Capital Group LLC (“Koyote Group”); Koyote Trading LLC (“Koyote Trading”); Winchester Holdings, L.L.C. (“Winchester”) and Schottenfeld Associates, L.P. (“Schottenfeld Associates”) to report their beneficial ownership of common stock (the “Common Stock”) of Neptune Technologies & Bioressources Inc., a Canadian corporation (the “Issuer”).

This Schedule 13G relates to Common Stock of the Issuer purchased by Mr. Schottenfeld in his affiliated personal accounts and by Mr. Schottenfeld indirectly through Koyote Trading and Schottenfeld Associates. This Schedule 13G also relates to the Common Stock of the Issuer purchased by each of Schottenfeld GP, Schottenfeld Holdings and Koyote Group indirectly through Koyote Trading. Schottenfeld GP is the general partner of Schottenfeld Holdings, which wholly owns the Koyote Group, which in turn, is the manager and sole member of Koyote Trading. Mr. Schottenfeld is the manager and a member of Schottenfeld GP, and thus, Mr. Schottenfeld directs the control of each of Schottenfeld GP, Schottenfeld Holdings, Koyote Group and Koyote Trading. Mr. Schottenfeld also directly controls his trading portfolio within Koyote Trading. Furthermore, this Schedule 13G also relates to the Common Stock of the Issuer purchased by Winchester indirectly through Schottenfeld Associates. Winchester is the general partner of Schottenfeld Associates, and Mr. Schottenfeld is the manager and a member of Winchester. As a result, Mr. Schottenfeld directs the control of Schottenfeld Associates through Winchester. Mr. Schottenfeld, as beneficial owner of the shares of Common Stock held directly in his affiliated personal accounts and indirectly by Koyote Trading and Schottenfeld Associates, may direct the vote and disposition of 4,159,896 shares of Common Stock. Schottenfeld GP, Schottenfeld Holdings and Koyote Group, each as the beneficial owner of shares held by Koyote Trading, may each indirectly control the vote and disposition of 1,336,873 shares of Common Stock. Koyote Trading holds 1,336,873 shares of Common Stock and may direct the vote and disposition of those shares. Winchester, as the general partner of Schottenfeld Associates, indirectly controls 2,691,623 shares of Common Stock held by Schottenfeld Associates. Schottenfeld Associates holds 2,691,623 shares of Common Stock and may direct the vote and disposition of those shares.

Item 1(a)	Name of Issuer.

Neptune Technologies & Bioressources Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

545 Promende du Centropolis

Suite 100

Laval, Québec

Canada H7T 0A3

Item 2(a)	Name of Person Filing.

Mr. Richard P. Schottenfeld, Schottenfeld Group GP LLC (“Schottenfeld GP”), Schottenfeld Group Holdings, L.P. (“Schottenfeld Holdings”), Koyote Capital Group LLC (“Koyote Group”), Koyote Trading LLC (“Koyote Trading”), Winchester Holdings, L.L.C. (“Winchester”) and Schottenfeld Associates, L.P. (“Schottenfeld Associates”).

Item 2(b)	Address of Principal Business Office for All Reporting Persons.

800 Third Avenue

10th Floor

New York, NY 10022

Item 2(c)	Citizenship or Place of Organization.

Mr. Schottenfeld is a United States citizen. Each of Schottenfeld GP, Koyote Group, Koyote Trading and Winchester is a limited liability company organized under the laws of the State of Delaware. Each of Schottenfeld Holdings and Schottenfeld Associates is a limited partnership organized under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities.

Common Stock (the “Common Stock”).

Item 2(e)	CUSIP Number.

64077P108

Item 3	Reporting Person.

Not Applicable.

Item 4	Ownership.

(a)	Mr. Schottenfeld is the beneficial owner of 4,159,896 shares of Common Stock. Each of Schottenfeld GP, Schottenfeld Holdings, Koyote Group and Koyote Trading is the beneficial owner of 1,336,873 shares of Common Stock. Each of Winchester and Schottenfeld Associates is the beneficial owner of 2,691,623 shares of Common Stock.

(b)	Mr. Schottenfeld is the beneficial owner of 5.3% of the outstanding shares of Common Stock. Each of Schottenfeld GP, Schottenfeld Holdings, Koyote Group and Koyote Trading is the beneficial owner of 1.7% of the outstanding shares of Common Stock. Each of Winchester and Schottenfeld Associates is the beneficial owner of 3.5% of the outstanding shares of Common Stock. Each of these percentages is determined by dividing the number of shares beneficially owned by each respective party by 77,941,798, the number of Common Stock issued and outstanding as of January 12, 2016, as reported in the Issuer’s most recent Form 6-K filed on January 12, 2016.

(c)	(i) Mr. Schottenfeld has sole voting and dispositive power with respect to 3,829,223 shares of Common Stock through his affiliated personal accounts, through his trading portfolio at Koyote Trading and through Schottenfeld Associates (as the manager of Winchester, which is the general partner of Schottenfeld Associates). Mr. Schottenfeld, as the manager and member of Schottenfeld GP (which is the general partner of Schottenfeld Holdings that wholly owns Koyote Group, which is, in turn, the manager and sole member of Koyote Trading), has shared voting and dispositive power with respect to 330,673 shares of Common Stock, also held by Koyote Trading.

(ii) As the general partner of Schottenfeld Holdings, which wholly owns Koyote Group (which is the manager and sole member of Koyote Trading), Schottenfeld GP has shared voting and dispositive power with respect to 1,336,873 shares of Common Stock, which are held by Koyote Trading.

(iii) As the owner of Koyote Group, which is the manager and sole member of Koyote Trading, Schottenfeld Holdings has shared voting and dispositive power with respect to 1,336,873 shares of Common Stock, which are held by Koyote Trading.

(iv) As the manager and sole member of Koyote Trading, Koyote Group has shared voting and dispositive power with respect to 1,336,873 shares of Common Stock, which are held by Koyote Trading.

(v) As holder of the shares, Koyote Trading has sole voting and dispositive power with respect to 1,336,873 shares of Common Stock.

(vi) As the general partner of Schottenfeld Associates, Winchester has shared voting and dispositive power with respect to 2,691,623 shares of Common Stock, which are held by the Schottenfeld Associates.

(vii) As holder of the shares, Schottenfeld Associates has sole voting and dispositive power with respect to 2,691,623 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Item 4 is hereby incorporated by reference.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2016

/s/ Richard P. Schottenfeld
Richard P. Schottenfeld

SCHOTTENFELD GROUP GP LLC

By:		/s/ Richard P. Schottenfeld
Richard P. Schottenfeld
Manager

SCHOTTENFELD GROUP HOLDINGS, L.P.

By: Schottenfeld Group GP LLC, its general partner

	By:	/s/ Richard P. Schottenfeld
Richard P. Schottenfeld
Manager

KOYOTE CAPITAL GROUP LLC

By:		/s/ Richard P. Schottenfeld
Richard P. Schottenfeld
Authorized Person

KOYOTE TRADING LLC

By:		/s/ Richard P. Schottenfeld
Richard P. Schottenfeld
Authorized Person

WINCHESTER HOLDINGS, L.L.C.

By:	/s/ Richard P. Schottenfeld
Richard P. Schottenfeld
Manager

SCHOTTENFELD ASSOCIATES, L.P.

By: Winchester Holdings, L.L.C., its general partner

	By:	/s/ Richard P. Schottenfeld
Richard P. Schottenfeld
Manager

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G dated January 21, 2016 (including amendments thereto) with respect to the Common Stock of Neptune Technologies & Bioressources Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

/s/ Richard P. Schottenfeld
Richard P. Schottenfeld

SCHOTTENFELD GROUP GP LLC

By:		/s/ Richard P. Schottenfeld
Richard P. Schottenfeld
Manager

SCHOTTENFELD GROUP HOLDINGS, L.P.

By: Schottenfeld Group GP LLC, its general partner

	By:	/s/ Richard P. Schottenfeld
Richard P. Schottenfeld
Manager

KOYOTE CAPITAL GROUP LLC

By:		/s/ Richard P. Schottenfeld
Richard P. Schottenfeld
Authorized Person

KOYOTE TRADING LLC

By:		/s/ Richard P. Schottenfeld
Richard P. Schottenfeld
Authorized Person

1

WINCHESTER HOLDINGS, L.L.C.

By:	/s/ Richard P. Schottenfeld
Richard P. Schottenfeld
Manager

SCHOTTENFELD ASSOCIATES, L.P.

By: Winchester Holdings, L.L.C., its general partner

	By:	/s/ Richard P. Schottenfeld
Richard P. Schottenfeld
Manager

2